EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

October 21, 2016

Auxier Asset Management, LLC
5285 Meadows Road, Suite 333
Lake Oswego, Oregon 97035

Dear Mr. Auxier:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Auxier Asset Management, LLC (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend expenses on short sales, and extraordinary expenses) for the Auxier Focus Fund (the "Fund") do not exceed 0.80%, 0.98% and 1.25% per annum of the Fund's average daily net assets for the Institutional Shares, Investor Shares, and A Shares, respectively (the "Expense Limitation") through October 31, 2017 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend expenses on short sales, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund as described above, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Oregon and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on October 31, 2017.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of October 21, 2016.

AUXIER ASSET MANAGEMENT, LLC

By: /s/ J. Jeffrey Auxier
Name: J. Jeffrey Auxier
Title: President

Signature page to the Expense Limitation Agreement